FS INVESTMENT CORPORATION

201 ROUSE BOULEVARD

PHILADELPHIA, PENNSYLVANIA 19112

(215) 495-1150

July 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Marianne Dobelbower, Esq.
Karen Rossotto, Esq.

Re:	FS Investment Corporation
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
File Number 333-224588

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Investment Corporation, a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-224588) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m. on Wednesday, July 25, 2018, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to James A. Lebovitz of Dechert LLP at (215) 994-2510, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FS INVESTMENT CORPORATION

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	General Counsel and Secretary